VIA EDGAR

May 3, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Jeffrey P. Riedler
Assistant Director

Re:	Humana Inc.
Definitive Proxy Statement on Schedule 14A
Filed March 9, 2010
File No. 001-05975

Dear Mr. Riedler:

Set forth below are the responses of Humana Inc. (the “Company”) to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) pursuant to the letter dated April 22, 2010, with respect to the Company’s definitive proxy statement on Schedule 14A relating to the Company’s annual shareholders’ meeting on April 20, 2010 (the “Proxy Statement”). To ease your review, we have repeated the Staff’s comments below in italicized print and followed each comment with our response.

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Compensation Discussion and Analysis

Annual Cash Incentives, page 33

1. We note your statement that “the percentages of 2009 base earnings paid at each of the threshold, target and maximum levels were established through a process of external benchmarking of total compensation against our external peer group.” Please expand your disclosure here to explain how the percentages of 2009 base earnings that you selected related to your peer group.

Securities and Exchange Commission

May 3, 2010

Response

As noted in the Proxy Statement, the Organization & Compensation Committee (the “Committee”) of the Company’s Board of Directors uses competitive market data as a starting point for its analysis of Named Executive Officer (“NEO”) compensation. This external benchmarking was conducted by the Committee with the assistance of the Committee’s independent consultant, Frederic W. Cook & Co., Inc. (“Cook”). The following summarizes the results of the Company’s external benchmarking of the 17 companies comprising the Company’s peer group as disclosed in the Proxy Statement, with respect to annual incentive compensation:

NEO	Median Target Bonus Opportunity (as a percentage of base salary)	Maximum Bonus Opportunity as a percentage of base salary
Humana CEO[1]	150%	200%
Peer Group CEOs[2]	150%	300%
Humana Other NEOs[1]	100%	150%
Peer Group Other NEOs[2]	75-100%	150% - 200%

[1]	Percentages based on 2009 compensation, as reported in the Proxy Statement.
[2]	Percentages based on 2008 compensation, as used by the Committee in external benchmarking to set 2009 compensation.

The information disclosed in this response is publicly available, and the Company therefore believes that such additional disclosure would not have provided shareholders with meaningful information to supplement the discussion in the Proxy Statement. Nonetheless, the Company would be willing to include comparable tabular disclosure in its annual proxy statement on a going-forward basis.

Equity Awards, page 35

2. We note the amounts and terms of your equity awards reflect the Committee’s review of practices at your peer companies and that the Committee reviews and approves the dollar value of awards based on the internal and external benchmarking of total compensation. Please expand your disclosure here to:

•	Discuss the results of your internal benchmarking study on the relativity of pay among executives and clarify how these results were applied to determine 2009 awards; and

•	Explain how the 2009 equity awards related to your external peer groups.

Securities and Exchange Commission

May 3, 2010

Response

As noted on page 35 of the Proxy Statement, the Committee reviews and approves the dollar value of the equity award to be granted to each Named Executive Officer, based on the internal and external benchmarking of total compensation. Furthermore, page 32 of the Proxy Statement discloses that the Company’s internal benchmarking of the compensation of our top 100 executives, including our Named Executive Officers, “considers the relativity of pay between all the Named Executive Officers and the total compensation of the Chief Executive Officer.” The Company’s CEO takes into account each NEO’s individual contributions, performance, potential, skills, judgment, leadership ability and competencies, and makes a recommendation to the Committee regarding relativity of compensation. Following a subjective discussion among the Committee, the CEO and Cook, the Committee, in consultation with Cook, considers this internal benchmarking in making executive compensation decisions.

With respect to external benchmarking, as noted above, the Committee uses competitive market data as a starting point for its analysis of NEO compensation. The companies in Humana’s peer group utilize a mix of stock options, restricted stock, performance shares/units, and cash incentive plans for NEO long-term incentive compensation. The following summarizes the results the Company’s external benchmarking with respect to long-term incentive compensation:

	Market ($000)[1]
NEO	25th Percentile	Median	75th Percentile	Humana[2] ($000)		Percentile of Market[2]
Chief Executive Officer	6,180	7,500	9,981	3,393		11	th
Second Highest-Paid Executive	2,487	3,636	5,076	1,503		14	th
Third Highest-Paid Executive	1,599	2,072	2,675	1,018		14	th
Fourth Highest-Paid Executive	1,013	1,800	2,008	2,488	[3]	79	th
Fifth Highest-Paid Executive	618	1,226	1,645	1,724	[3]	77	th

[1]	Represents 2008 compensation, as used by the Committee in external benchmarking to set 2009 compensation.
[2]	Represents actual 2009 compensation, as reported in the Proxy Statement.
[3]

As noted in the Proxy Statement, two of the Company’s NEOs were awarded grants of both stock options and restricted stock in order to induce them to join the Company in a highly competitive market, and for the retention benefit of such awards.

The information disclosed in this response is publicly available, and the Company therefore believes that such additional disclosure would not have provided shareholders with meaningful information to supplement the discussion in the Proxy Statement. Nonetheless, the Company would be willing to include comparable tabular disclosure in its annual proxy statement on a going-forward basis.

Securities and Exchange Commission

May 3, 2010

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In connection with this response to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss these responses with you or your staff. If you have any questions or comments, do not hesitate to contact me at (502) 580-3921.

Very truly yours,

/s/ Steven E. McCulley
Steven E. McCulley
Vice President and Controller
Principal Accounting Officer

cc:	Michael Rosenthall, Division of Corporation Finance